Exhibit 99.1

RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
NASDAQ Trading Symbol: GOLD
('Randgold Resources' or 'the Company')

SCRIP DIVIDEND SCHEME LISTING APPLICATION

Jersey, Channel Islands, 26 May 2015 – Randgold Resources announces that an application has been made for the listing of 250 635 new ordinary shares of $0.05 each fully paid (“Shares”) to the United Kingdom Listing Authority and for trading of the Shares with the London Stock Exchange. Admission of the Shares to the Official List is expected to occur on Friday 29 May 2015. The application is being made pursuant to the Scrip Dividend Scheme in lieu of a cash dividend with respect of the final dividend for the year ended 31 December 2014. When issued, the Shares will rank paripassu in all respects with the existing ordinary shares of the Company.

A copy of the Notice of the Annual General Meeting dated 27 March 2015 which incorporates the terms and conditions of the Scrip Dividend Scheme was submitted to the National Storage Mechanism in March 2014 and is available for inspection at www.hemscott.com/nsm.do.

RANDGOLD ENQUIRIES:
Chief Executive Dr Mark Bristow +44 788 071 1386 +44 779 775 2288	Financial Director Graham Shuttleworth +44 779 771 1338 +44 1534 735 333	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 randgold@dpapr.com
Website:www.randgoldresources.com